EXHIBIT (a)(1)(D)

ExpressJet Holdings, Inc.

Letter to Brokers and Banking Institutions

for the

Offer to Exchange

for Common Stock and, in certain cases, cash

all $128,200,000 Aggregate Principal Amount of

4.25% Convertible Notes Due 2023

(CUSIP Nos. 30218UAB4 and 30218UAA6)

THE OFFER TO EXCHANGE AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JULY 31, 2008, REFERRED TO AS THE “EXPIRATION DATE,” UNLESS EXTENDED. NOTES TENDERED PURSUANT TO THE OFFER TO EXCHANGE MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.

July 2, 2008

To Brokers, Dealers, Commercial Banks,

Trust Companies and other Nominees:

Enclosed for your consideration is an Offer to Exchange, dated July 2, 2008 (the “Offer to Exchange”) of ExpressJet Holdings, Inc., a Delaware corporation (the “Company”), relating to the Company’s 4.25% Convertible Notes due 2023 (the “Notes”) and the related Letter of Transmittal and instructions thereto (the “Letter of Transmittal” and, together with the Offer to Exchange, the “Offer Documents”), which together constitute the Company’s offer to repurchase all of the $128.2 million aggregate principal amount of its of its Notes, whereby each $1,000 principal amount that is tendered and not withdrawn, would receive in exchange:

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a number of shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), equal to (i) the principal amount of the Notes tendered plus accrued and unpaid interest thereon through July 31, 2008 divided by (ii) 97.5% of the average closing sale price of the Common Stock for the five consecutive trading days ending on July 29, 2008, appropriately adjusted for any stock split, stock dividend, rights issuance or other distribution occurring during such five consecutive trading days (the “Stock Consideration”); or

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if the Company does not meet the conditions to using Common Stock in connection with its obligation to repurchase under the Indenture, $1,000 in cash plus accrued and unpaid interest thereon through July 31, 2008 (the “Alternate Consideration”).

The consideration actually paid in connection with the Offer to Exchange, whether the Stock Consideration or the Alternate Consideration, including, in both cases, the cash paid in lieu of fractional shares of Common Stock, is referred to as the “Repurchase Consideration.”

The Notes were issued on August 5, 2003 in an aggregate principal amount of $137.2 million, of which $128.2 million aggregate principal amount remains outstanding. The Offer to Exchange is conditioned upon certain general conditions as described in the Offer to Exchange.

The Company is requesting that you contact your clients for whom you hold Notes regarding the Offer to Exchange. Enclosed for your information and use are copies of the following documents:

1.	The Offer to Exchange;

2.	The Company Repurchase Notice (including the Repurchase Notice attached thereto as Annex A);

3.	Letter of Transmittal to be used by holders of Notes in accepting the Offer to Exchange;

4.	A letter that may be sent to your clients for whose accounts you hold Notes registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer to Exchange; and

5.	A Notice of Guaranteed Delivery to be used to accept the Offer to Exchange if time will not permit all required documents to reach The Bank of New York Trust Company, N.A., the paying agent for the Offer to Exchange (the “Paying Agent”), prior to the Expiration Date or if the procedure for book-entry transfer cannot be completed on a timely basis.

A substitute form W-8 BEN, containing information for non-U.S. holders relating to United States federal income tax withholding, will be made available by the Paying Agent upon your request.

Your prompt action is requested. The Offer to Exchange will expire at 5:00 p.m., New York City time, on the Expiration Date. Notes tendered pursuant to the Offer to Exchange may be withdrawn at any time prior to the Expiration Date. The Repurchase Consideration will not be issued in exchange for Notes so withdrawn.

In all cases, payment for Notes accepted for payment and exchange pursuant to the Offer to Exchange will be made only after timely receipt by the Paying Agent of certificates evidencing such Notes (or a confirmation of a book-entry transfer of such Notes into the Paying Agent’s account at the Book-Entry Transfer Facility (as defined in the Offer to Exchange)) or an agent’s message acknowledging the tender holder’s acceptance of the terms of the Offer to Exchange, Repurchase Notice and Letter of Transmittal properly completed and duly executed (or manually signed facsimile thereof) and any other required documents in accordance with the instructions contained in the Letter of Transmittal.

If a holder of Notes desires to tender, but the procedures for book-entry transfer cannot be completed on a timely basis, a tender may be effected by following the guaranteed delivery procedures described in the section of the Offer to Exchange titled “The Offer to Exchange—Procedures for Tendering Notes—Guaranteed Delivery Procedures.”

The Company will reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. The Company will pay all transfer taxes to purchase and transfer the Notes pursuant to the Offer to Exchange, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

Any questions regarding procedures for tendering Notes or requests for additional copies of the enclosed material should be addressed to the Company at the address and telephone number set forth on the back cover of the Offer to Exchange.

Very truly yours,

ExpressJet Holdings, Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS THE AGENT OF THE COMPANY, THE PAYING AGENT, THE TRUSTEE, OR OF ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR TO MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER TO EXCHANGE OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED THEREIN.

IMPORTANT: The Letter of Transmittal (or a facsimile thereof), Repurchase Notice together with the Notes and all other required documents or the Notice of Guaranteed Delivery, must be received by the Paying Agent on or prior to 5:00 P.M., New York City time on the Expiration Date in order for holders to participate in the Offer to Exchange.

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